Mail Stop 3561

May 5, 2009

Warren Lichtenstein
Chief Executive Officer
SP Acquisition Holdings, Inc.
590 Madison Avenue, 32nd Floor
New York, NY 10022

      **Re:    SP Acquisition Holdings, Inc.**
               **Form 10-K for Fiscal Year Ended**
               **December 31, 2008**
               **Filed March 10, 2009**
               **File No. 001-33711**

Dear Mr. Lichtenstein:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Tia Jenkins
               Senior Assistant Chief Accountant
               Office of Beverages, Apparel and
               Health Care Services